Exhibit 10.16

Schedule of Compensation Arrangements with Directors
Board of Directors Fees
     Commencing with the election of new directors at the 2006 annual meeting of stockholders and until the 2007 annual meeting of stockholders, there were two levels of Board fees with one level for non-executive directors who are not affiliated with a significant stockholder in the total amount of $100,000, and a second level for non-executive directors who are affiliated with a significant stockholder in us in the total amount of $75,000. In April 2007, the Board increased the basic Board fees for a non-executive director to a total amount of $120,000, with such amounts effective from the May 2007 annual meeting of shareholders. In conjunction with the increase, fees for attending meetings or executing consents were discontinued. The Board fees are paid seventy percent in cash and thirty percent in the form of shares of restricted stock pursuant to the Equity Plan that vest after one complete year of service as a director. The cash portion of the Board fees is paid 50% within two weeks after the annual meeting at which directors are elected, and 50% by the following November 30.
Committee Fees
     The Chairman of three of the Board’s five committees, excluding the Nominating and Corporate Governance Committee and the Special Committee, receives an annual fee of $15,000 for accepting the additional responsibilities of chairing a Board committee. The Board resolved on April 19, 2007 to increase the fees to be paid to Messrs. Gallagher and Smyth to $50,000 for their service on the Executive Committee.
     Upon formation of the Special Committee, the Board did not approve any special compensation of members for service on the Special Committee; rather, the Board determined that compensation of the Special Committee members would be determined by the Board based upon the time and effort expended by the Special Committee members. The Board intended that such compensation would not be based upon the successful completion of a transaction, but upon the extent to which the Special Committee members performed additional services on behalf of us. The amount of $1.25 million determined by the Board and was paid to members of the Special Committee without regard to the success of the Offer.
     The amount of Board fees and committee chairmanship fees paid to a director is subject to pro rata adjustment and refund to us, at the discretion of the Board, in the event of a director’s resignation prior to completion of his scheduled term of service to us. Stock options are automatically granted to independent directors under the Equity Plan. However, each eligible director waived his right to receive stock options in 2005, 2006 and 2007, with the exception of Mr. Herman who received 2,500 options in 2005. We pay for non-employee directors’ accommodations and business class travel to and from the meetings of the Board and of committees.
     The current compensation program for non-executive directors is designed to compensate the directors fairly for work performed for a company of our size.